Mail Stop 0306


      February 22, 2005



Via Facsimile and U.S. Mail

Stephen P. Carter
Vice President, Chief Financial Officer and Treasurer
Woodward Governor Company
5001 North Second Street
Rockford, IL 61125-7001

	Re:	Woodward Governor Company
		Form 10-K for the fiscal year ended September 30, 2004 Form 10-Q for the period ended December 31, 2004
		Form 8-K filed January 25, 2005
      SEC File No. 0-08408

Dear Mr. Carter:

In connection with our financial statement only review of the above filings, we have the following additional accounting comments.


Form 10-K for the fiscal year ended September 30, 2004

Item 8.  Financial Statements and Supplementary Data - Page 5

1. Article 2-02(a)(3) of Regulation S-X requires that the accountants` report indicate the city and state where issued.
Please
revise the report to comply.

Item 9A.  Controls and Procedures - Page 6

2. Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your CEO and CFO, to allow timely decisions regarding required disclosure. Refer to Exchange Act Rule 13(a)- 15(e).

3. Similarly, please apply the above comment to Form 10-Q for the period ended December 31, 2004. For your reference, see Item 4,
Controls and Procedures, on page 21 of Form 10-Q.

Signatures - Page 11

4. Please note that modifications to the signatory language are not permissible under the Form 10-K rules. Amend your filing to remove the two qualifying introductory paragraphs.

5. Please clearly identify the individual signing in the following capacities: principal executive officer, principal financial officer and principal accounting officer. If an individual acts in more than one of the listed capacities, the signature page should indicate all of the capacities in which he/she is signing.

General

6. Additionally, please revise to correctly identify the Annual Report pages which you intend to incorporate by reference. We note that the pages intended to be incorporated by reference to your
2004
Annual Report do not correspond to the actual pages in the annual report, as filed in Exhibit 13 on EDGAR. Similarly, we note this is also true for the pages referenced to in your proxy statement dated
December 8, 2004.


Form 8-K filed January 25, 2005

7. We note the sale of your aircraft propeller synchronizer product line in the first quarter of fiscal 2005. Please revise future filings to report the revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. If providing the information is impracticable, then please disclose that fact. See paragraph 37 of
SFAS 131.


Form 10-Q for the Period Ended December 31, 2004

Item 1. Financial Statements - Page 2

Note (3)  Revenue Recognition - Page 5

8. We note you have added to your revenue recognition disclosures the following:

"we account for payments made to customers as a reduction of revenue unless they are made in exchange for identifiable goods or services with fair values that can be reasonably estimated. These reductions in revenues are recognized immediately to the extent that the payments relate to past sales and are recognized in future periods to the extent that the payments relate to future sales, based on the specific facts and circumstances underlying each payment."

Please supplementally clarify the nature of the transactions to which this policy applies and tell us why this policy wasn`t included in your 2004 Form 10-K disclosures. Also, tell us the generally accepted accounting principles that support such policy. We may have further comments after reviewing your response.


*    *    *    *

      As appropriate, please amend your September 30, 2004, Form
10-K
and December 31, 2004, Form 10-Q and respond to these comments within
10 business days or tell us when you will provide us with a response.
Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Cindy Dalton, Staff Accountant, at (202)
824-
5308 or me at (202) 942-1812 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Dan Gordon, Branch Chief, at (202) 942-2813.



							Sincerely,



							Jay Webb
      						Review Accountant
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Stephen P. Carter
Woodward Governor Company
February 22, 2005
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